UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: January 31, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO



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                               HALO RESOURCES LTD.

                        #1305 - 1090 WEST GEROGIA STREET
                              VANCOUVER, BC V6E 3V7
                    TEL: (604) 685-9316   FAX: (604) 683-1585
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF

--------------------------------------------------------------------------------

NEWS RELEASE                                                  JANUARY 31ST, 2005


                               1ST QUARTER RESULTS

VANCOUVER, CANADA - HALO RESOURCES LTD. (TSXV: HLO AND OTCBB: HLOSF) Mr. Nick DeMare, President, announces the following first quarter results:

                                                   NOVEMBER 30,    NOVEMBER 30,
                                                       2004            2003
                                                         $               $
REVENUES

Oil and gas sales                                             -          19,200
Interest and other                                          443              20
                                                   ------------    ------------
                                                            443          19,220
                                                   ------------    ------------
EXPENSES

Production                                                    -           6,040
Depreciation, depletion and impairment                        -           3,480
General and administrative                              119,716          20,573
Stock-based compensation                                134,096               -
                                                   ------------    ------------
                                                        253,812          30,093
                                                   ------------    ------------

LOSS BEFORE THE FOLLOWING                              (253,369)        (10,873)

INTEREST EXPENSE                                              -         (14,525)

UNREALIZED FOREIGN EXCHANGE GAIN                              -          16,490
                                                   ------------    ------------
NET LOSS FOR THE PERIOD                                (253,369)         (8,908)

DEFICIT - BEGINNING OF PERIOD                       (20,739,097)    (20,482,075)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                             (20,992,466)    (20,490,983)
                                                   ============    ============
LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.03)         $(0.00)
                                                   ============    ============

RESULTS OF OPERATIONS

During the three months ended November 30, 2004 ("2004"), the Company reported a net loss of $253,369, an increase of $244,461 from the $8,908 loss reported during the three months ended November 30, 2003 ("2003"). During 2004, the Company recorded a non-cash compensation expense of $134,096 relating to stock options granted to the Company's directors, officers and consultants. No stock options were granted during 2003.

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Halo Resources Ltd.                                                 News Release
January 31, 2005                                                          Page 2



During 2003, the Company recorded $19,200 in oil and gas revenues, comprising of $7,109 oil (192 barrels) and $12,091 gas (1,883 mcf). Production costs of $6,040 was incurred and depletion of $3,480 was recorded for 2003. Effective March 1, 2004, the Company sold its 3% interest in the West Ranch Field and with the sale of the Company's working interest in the West Ranch Field, the Company no longer holds any oil and gas interests.

General and administrative costs increased in 2004 by $99,143, from $20,573 in 2003 to $119,716 in 2004 as follows:

                                                       2004            2003
                                                         $               $

Accounting and administration                            19,300          19,038
Consulting fees                                           4,000               -
Filing fees and transfer agent                            4,010             563
Foreign exchange                                         11,287             543
Investment conferences, website and internet costs       26,281               -
Legal                                                     5,725             329
Office and general                                        6,967             100
Office rent                                               7,105               -
Salaries and benefits                                    16,086               -
Shareholder communications                               11,468               -
Travel and related costs                                  7,487               -
                                                   ------------    ------------
                                                        119,716          20,573
                                                   ============    ============

General  and  administration   expenses  increased  in  2004  due  to  increased
activities relating to the Company's property acquisitions and increased shareholder communications and investor relations activities. Significant expenditures in 2004 included $5,725 for legal costs incurred for the continuance of the Company's domicile from the Yukon Territory to British Columbia and preparation of the Company's information circular and regulatory filings, $4,010 for transfer agent and regulatory filings for the Company's Annual General Meeting and various filings, $4,000 for consulting services in assistance for corporate awareness, $11,468 for shareholder communications costs, $26,281 for attendance and presentations at investments conferences in San Francisco and Manitoba, website designs and maintenance costs, $7,487 for travel costs, $6,967 for office and miscellaneous, and $16,086 for salaries and benefits. In July 2004, the Company also rented additional office space to accommodate its Vice President of Corporate Development, Mr. Marc Cernovitch . Office rent for 2004 reflects the costs for the additional space and costs associated. Included in general and administration expenses was $19,300 charged by Chase Management Ltd. ("Chase"), a private company owned by the President of the Company. Chase is currently paid a base amount of $5,000 per month, of which $3,000 relates to bookkeeping, accounting, administration and corporate filing services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 related to Mr. DeMare's services as the President of the Company. General and administration costs in 2003 were minimal due to the Company's limited finances and activities.

During 2003, the Company recorded interest expense of $14,525 associated with advances which were outstanding. These advances were settled in the 2004 fiscal year. Accordingly, there is no interest expense in 2004.

As of November 30, 2004, the Company had incurred $188,867 for staking, due diligence, professional, regulatory filings and legal costs pertaining to the purchase of the Duport Property and $6,855 for regulatory filings and legal costs relating to the acquisition of the Bachelor Lake Property.



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Halo Resources Ltd.                                                 News Release
January 31, 2005                                                          Page 3


FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due.

Subsequent to November 30, 2004, the Company completed private placement financings of $6.6 million gross proceeds. On finalization and closing of the property agreements the Company will proceed to make payment of the initial $1.25 million option payment on the Bachelor Lake Property, conduct the Phase 1 exploration program on the Duport Property, estimated at $650,000 and de-watering of the old workings and an underground drill program on the Bachelor Lake Property, estimated at $3.2 million. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year.
However, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. If needed, the Company would be required to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

HALO RESOURCES LTD. (TSX.V:HLO/OTC.BB: HLOSF) is a Canadian-based resource company focused on the acquisition of near production base and precious based metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects. Website: www.halores.com

ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
------------------------------------
VICE PRESIDENT CORPORATE DEVELOPMENT
                                      -30-
FOR MORE INFORMATION CONTACT:

Marc Cernovitch
Vice President Corporate Development
Tel:  604-601-8208
Fax: 604-601-8209
mcernovitch@halores.com


  The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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